December 13, 2019

Brian M. Pribyl
Senior Vice President, Chief Financial Officer and Treasurer
National Western Life Group, Inc.
10801 N. Mopac Expressway
Building 3
Austin, Texas 78759

       Re: National Western Life Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 000-55522

Dear Mr. Pribyl:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance